September 9, 2005

Mail Stop 4561

By U.S. Mail and facsimile to (803) 951-1722

Joseph G. Sawyer
Chief Financial Officer
First Community Corporation
5455 Sunset Boulevard
Lexington, South Carolina 29072


Re:	First Community Corporation
	Form 10-K filed March 25, 2005
	File No. 0-28344

Dear Mr. Sawyer:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year ended December 31, 2004

Description of Business, General, page 1

1. Please tell us and revise to state if you continue to qualify as a
Small Business filer under the requirements of Item 10(a) and (b) of
Regulation S-B after the acquisition of DutchFork Bancshares ("Dutchfork") in October 2004. In this regard we note you filed a 10-KSB for the year ended December 31, 2004 but filed Form 10-Qs for the three and six month periods ended March 31, 2005 and June 30, 2005, respectively.


Provision and Allowance for Loan Losses, page 22

2. We refer to the statement that as of December 31, 2003 management implemented a system for allocating the allowance for loan losses to specific components of the loan portfolio and that prior to that date the allowance was allocated on an overall portfolio basis. In this regard, provide us with the following information:

* The authoritative accounting or regulatory basis you relied upon prior to December 31, 2003 to use the overall portfolio basis for allocating the loan loss allowance;

* The factors that prompted the Company to change its methodology for allocating the loan loss allowance in 2004.

* The effects on the allowance for loan losses due to the changes in the allocation methodology in 2004 as compared to prior periods.

3. We refer to the following statements by the Company regarding how it determined its loan loss allowance:

* The provision of $245,000 in 2004 maintained the allowance for loan loss within management`s desired levels.

* It was the objective of management to fund the allowance at approximately 1.1% to 1.5% of total loan until a tested historical experience has been established.

In this regard, please tell us the methodology that management uses, considering the requirements of SFAS 5 and SFAS 114, to determine the adequacy of the loan loss allowance. Refer in your response to how you considered paragraph 9.19 of the AICPA Audit and Accounting Guide for Depository and Lending Institutions which states the allowance for loan losses should be established in conformity with generally accepted accounting principles rather than in accordance with specified percentages.

4. We refer to the statement that the Company as of December 31,
2004
had no loans on a non-accrual status.   Please tell and revise to
explain the basis for this statement considering the following factors:

* The Company recorded write-offs of $294,000 in 2004 and $235,000 in
2003 that appear to relate to non-performing loans that developed in
2004 considering you only had $80,000 of non-performing loans in 2003.

* The large loan recovery in 2003 was due to a loan charged off prior to 2003 that was recovered during that year. Refer to the "Results of Operations" section of MD&A on page 18.

* The apparent acquisition of $550,000 of non-performing loans as part of the purchase of DutchFork in 2004. Refer in your response to the status of the non-accrual loans described in Note 4, "Loans
Receivable" of the financial statements of DutchFork as of September
30, 2003 in the Form S-4 filed on July 7, 2004.

5. Please tell us and revise to include the following information regarding the increase in the allowance for loan losses of
$995,000
in 2004 resulting from the acquisition of DutchFork in October
2004:

* Explain how you determined the amount of the allowance for loan losses of $995,000 acquired as a result of the merger with DutchFork in October 2004.

* Reconcile the $995,000 allowance carried over when you acquired
DutchFork to the allowance for loan losses for $153,000 of DutchFork stated in the unaudited pro forma balance sheet at March 31, 2004 on page 21 of the Form S-4.

* Discuss how you considered Staff Accounting Bulletin Topic 2:A.5 regarding adjustments to the allowance for loan losses related to business acquisitions.

6. Please tell us and revise to disclose the following information regarding the non-performing assets totaling $749,000 disclosed on page 13 of MD&A in the Form 10-Q for the period ended March 31, 2005:

* Explain why nonaccrual loans totaling $383,000 and foreclosed real estate for $346,000 were not described as potential problem loans in the Form 10-K for the year ended December 31, 2004. Refer to Section
III.C.2 of Industry Guide 3.

* Discuss the reasons for the significant increase in non-performing assets during the three-month period ended March 31, 2005 considering the Company had no non-performing loans as of December 31, 2004.

* Discuss in MD&A if this increase in non-performing assets is related to the acquisition of DutchFork Bancshares and if is indicative of a trend that is expected to affect future operating periods.

7. Tell us for each period presented the factors that influenced management`s judgment in determining the amount of the additions to
the allowance charged to operating expense.  Refer to Instruction
(2)
to Section IV.A of Industry Guide 3.

8. Tell us and revise to describe any concentrations of loans exceeding 10% of the total loans which are not disclosed separately as a category of loans. Refer to Item III.C.4 of Industry Guide
3.

9. Tell us and revise to discuss your consideration of SOP 03-3, "Accounting for certain loans or debt securities acquired in a transfer" which includes the prohibition of "carrying over" or creation of valuation allowance in the initial accounting of loans acquired in a purchase business combination.

MD&A, Loans, page 26

10. Revise to present the table of the loan portfolio by loan category for each of the last five fiscal years. Refer to Instruction 3(b) of Industry Guide 3.

Report of Independent Auditor, page 33

11. We note you have not filed the Accountants report on management`s assessment of internal control over financial reporting and Management`s annual report on internal control over financial reporting required by PCAOB Auditing Standards No. 2. In this regard, tell us and revise to state if you qualify for the extended compliance period in SEC Release 33-8392 for small business issuers or non-accelerated filers for implementing Section 404 of the Sarbanes Oxley Act.

Note 2, Summary of Significant Accounting Policies, page 38

Mortgage Origination Fees

12. We refer to the mortgage origination fees of $268,000 in 2004. Please tell us and revise to describe your accounting policies with respect to mortgage origination fees on loans held for resale and loans held for investment. Refer to paragraph 20 of SFAS 65 as amended by paragraph 27(c) of SFAS 91.

13. Tell us and revise to discuss in MD&A the reasons for the 22% decrease in mortgage origination fees in 2004.

Note 4, "Investment Securities", page 42

14. We refer to the "Equity and other securities" investments available for sale for $55.1 million which had gross unrealized losses of $1.136 million as of December 31, 2004. Considering you had no investments in equity securities in 2003, please tell us and revise to provide the following information:

* Describe the major types of equity investments and their risk characteristics, including the unsold portion of the investments in preferred stock of $106.3 million with a gross unrealized loss of $1.8 million that were acquired from DutchFork. Refer to Note 3, "Investments and Mortgage Backed Securities" of the DutchFork financial statements for the fiscal year ended September 30, 2003 on page 30 of the Form S-4 filed on July 8, 2004.

* Discuss the basis for considering that the gross unrealized losses of $1.136 million related to these equity investments are other than temporary impairments.

* State the amount of preferred stock sold, the gain or loss recognized on their sale and if the sale was made on a recourse or non-recourse basis. For sales made on a recourse basis, state the amount of recourse liability recorded as required by paragraph 11 of
SFAS 140.

15. We refer to the "Investment Securities" section of MD&A on page
27 that states the Company sold available-for-sale securities in
2004
for $57 million and acquired mortgage backed securities and
collateralized mortgage obligations ("CMOs").   In this regard,
please tell us and revise to disclose:

* The nature, terms, risk characteristics and dollar amount of collateralized mortgage obligations acquired.

* Discuss any material acquisitions of high risk tranches in CMOs and their expected effects on operations assuming changes in future interest rates.

Note 13, Commitments, Concentration of Credit Risk and
Contingencies,
page 49

16. We refer to the interest rate swap agreements with notional amounts totaling $110 million disclosed in Note 4, "Interest Rate Risk" on page 44 of the financial statements of DutchFork as of September 30, 2003 in the Form S-4 filed on July 7, 2004. Considering the Company acquired DutchFork in October 2004 and that the interest rate swaps agreements expire on November 15, 2004 and March 18, 2005, please tell us and revise to provide the following disclosure:

* Provide the information required by paragraphs 44 to 47 of SFAS
133
for the interest rate swaps acquired by the Company as part of the acquisition of DutchFork.

* State the terms and market values of the floors and caps included in the interest rate swap agreements.

* Describe the accounting for interest rate swaps that were terminated prior to the expiration date, in accordance with paragraphs 32 and 33 of SFAS 133.

* Tell us and revise the footnote or MD&A, as appropriate to discuss how the derivative instruments qualified for hedge accounting under
SFAS 133 and how your accounting policies comply with that standard, including the following:

o The specific nature of the hedged assets and liabilities and if the hedge is a fair value or cash flow hedge.
o Describe your formal documentation of the hedging relationships.
o How you identify the hedge item or transaction and the hedge instrument.
o Describe the quantitative measures of correlation you use to assess effectiveness of each hedge both at inception and on an ongoing basis.
o Describe how you assess the ineffectiveness of the hedge.
o Disclose when you perform these assessments.
o Disclose where you present the gains and losses relating to hedge ineffectiveness in the statements of income and explain why that presentation is appropriate.
o Describe the quantitative measures you use to assess effectiveness of each hedge both at inception and on an ongoing basis.
o Explain how often you assess and how often you back test and how these determinations have resulted in no hedge ineffectiveness for the periods presented.
o Describe and quantify the impact of your use of derivatives on interest income and expense.


*	*	*

Closing Comments

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any amendment and responses to our comments.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;

* Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Edwin Adames (Senior Staff Accountant) at
(202)
551-3447 or me at (202) 551-3492 if your have any questions regarding these comments.


						Sincerely,



						John P. Nolan
						Accounting Branch Chief

First Community Corporation
Joseph G. Sawyer
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